File No. 70-7322









SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
FORM U-1


APPLICATION OR DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

PROVIDENCE ENERGY CORPORATION
100 Weybosset Street
Providence, RI 02903

(Name of Company filing this Statement and Address of Principal Executive Office)

PROVIDENCE ENERGY CORPORATION

(Name of Top Registered (Exempt) Holding Company Parent of Applicant or Declarant)

ALYCIA L. GOODY, ESQ.
100 Weybosset Street
Providence, RI 02903

(Name and Address of Agent for Service)

 Copy to:

Edwin G. Torrance, Esq.
Hinckley, Allen & Snyder
1500 Fleet Center
Providence, RI 02903

Item 1.  Description of Proposed Transaction
  (a)  Procedural Background
       Reference is made to the application of Providence Energy Corporation ("Providence Energy") on Form U-1 (File No. 70-7322) filed with the Securities and Exchange Commission (the "Commission") under covering letter of November 17, 1986, as subsequently amended by amendments Nos. 1 and 2, respectively (collectively, the "Application").
       The Application requested an order of the Commission under
Section 9(a)(2) of the Public Utility Holding Company Act of 1935 (the "Act") approving the acquisition by Providence Energy of all of the outstanding capital stock of North Attleboro Gas Company, a Massachusetts gas utility company ("North Attleboro"). The application also requested an order of the Commission under
Section 3(a)(1) of the Act declaring Providence Energy exempt from all of the provisions of the Act except Section 9(a)(2), from and after the consummation of the proposed acquisition.
       By order dated March 10, 1987 the Commission authorized the proposed acquisition but reserved jurisdiction over the requested
Section 3(a)(1) exemption order.
       On March 18, 1987 the acquisition which was the subject of the Application was consummated, and from and after that date the business of North Attleboro has been conducted as a wholly owned subsidiary of Providence Energy.
       In accordance with discussions with the Commission staff at the time of the issuance of the order referred to above, Providence Energy has treated that portion of the Application requesting the issuance of an order of exemption under Section 3(a)(1) of the Act as having been made under Section 3(a) of the Act, and pursuant to the provisions of Section 3(c) of the Act has considered itself exempt from any obligation, duty or liability imposed by the Act upon it as a holding company until the Commission acts upon that portion of the Application. In accordance with agreement reached with the Commission staff, Providence Energy has filed annually with the Commission the information called for under Form U-3A-2 by a holding company otherwise claiming exemption from the provisions of the Act under Rule U-3A-2.
  (b)  Further Factual Statement
       Providence Energy is organized under the laws of the State of Rhode Island and its principal offices are located in Providence, Rhode Island. Providence Energy's business is strictly that of a holding company. Providence Energy owns two public-utility subsidiaries: (i) The Providence Gas Company ("Providence Gas"), and (ii) North Attleboro. Providence Gas is organized under the laws of Rhode Island, is engaged in the business of distributing gas in 25 cities and towns in Rhode Island, and has its principal offices in Providence, Rhode Island. Providence Gas conducts its gas utility business exclusively within the State of Rhode Island. In 1994, Providence Gas's utility revenues and income of $219,143,001 and $14,456,772, respectively, represented approximately 98% and 97% of Providence Energy's consolidated gas utility revenues and income, respectively. Consequently, Providence Energy derives a material part of its income from Providence Gas.
       North Attleboro is organized under the laws of Massachusetts, is engaged in the business of distributing gas in the Towns of North Attleboro and Plainville, Massachusetts and has it principal offices in North Attleboro, Massachusetts. North Attleboro carries on its utility business exclusively within Massachusetts; however, Providence Energy does not derive a material part of its income from North Attleboro. In 1994, North Attleboro's gas utility revenues and income of $3,635,338 and $379,894, respectively, represented approximately 2% and 3% of Providence Energy's consolidated gas utility revenues and income, respectively. Therefore, Providence Energy is a public-utility holding company which is entitled to claim exemption under section 3(a)(1) of the Act from all of the provisions of the Act, except for section 9(a)(2), because Providence Energy and the only public-utility subsidiary from which it derives a material part of its income, Providence Gas, will be predominantly intrastate in character and will carry on their utility businesses substantially within the State of Rhode Island.
 Item 2.  Fees, Commissions and Expenses
       The fees, commissions and expenses paid or incurred, or to be paid or incurred, in connection with this amendment will not exceed $2,000 in the aggregate and substantially all thereof will consist of legal fees.
 Item 6.  Exhibits and Financial Statements
       The following financial statements are filed herewith:
         Consolidating balance sheet and consolidating statement of income and surplus of Providence Energy and its subsidiary companies as of September 30, 1994 and for the fiscal year then ended (incorporated by reference to Exhibit A to statement filed by Providence Energy with the Securities and Exchange Commission on April 3, 1995 in connection with its application for exemption under
         Section 3(a)(1) of the Act).
       All statements heretofore filed with the Commission by the Applicant in connection with its Application for exemption under the Act are incorporated herein by reference.
       WHEREFORE, Providence Energy Corporation requests that the Securities and Exchange Commission release its jurisdiction over the exemption of Providence Energy Corporation by rule and, pursuant to Section 3(a) of the Public Utility Holding Company Act of 1935, issue an order exempting Providence Energy Corporation and every subsidiary company thereof as such from the provisions of the Public Utility Holding Company Act of 1935, as amended, except Section 9(a)(2).
SIGNATURE
       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned, as Applicant, has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                               PROVIDENCE ENERGY CORPORATION

                               By/s/ James H. Dodge
                                 James H. Dodge, Chairman,
                                 President and Chief
                                 Executive Officer


DATE:  November 22, 1995

STATE OF RHODE ISLAND

COUNTY OF PROVIDENCE

    Subscribed and sworn to before me in the City of Providence and State of Rhode Island this 22nd day of November, 1995.


                               /s/ Anne W. ConnorNotary Public

PG014015.BH6